EXHIBIT 18.1

March 21, 2000

Horizon Offshore, Inc.
2500 City West Blvd.
Suite 2200
Houston, Texas 77024

Re:  Report for the quarter ended March 31, 2000

Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 1, 2000, the Company changed from the straight-line method of accounting for depreciation to the units of production method. The annual depreciation based on utilization of each vessel will be less that the greater of 25 percent of annual straight-lined depreciation or 50 percent of the cumulative straight-lined depreciation rate. According to the management of the Company, this change was made to record depreciation in the periods that more accurately reflect the decline in value during such periods, taking into account the nature of these assets and Horizon's business.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1999. Further, we have not examined and do not express any opinion with respect to your financial statements for the three months ended March 31, 2000

Very truly yours,